Security code 5020 May 12, 2017 JXTG Group
Medium-Term Management Plan FY2017-FY2019 JXTG Holdings,
Inc.

Overview of JXTG Group JXTG Holdings Aiming to develop into
one of the most prominent and comprehensive energy,
resources and materials company groups in Asia

Listed subsidiaries NIPPO/Toho Titanium

JXTG Nippon Oil and Energy A leap forward to become a
standout market leader Market Share of domestic sales of
petroleum products 50% FY2016 actual: No. 1 in Japan
Established presence in the global market Paraxylene *1 No.
1 in world 3.62 million tons/year Propylene No. 1 in Asia

1.7 million tons/year

thousand tons/year

JX Nippon Oil and Gas Exploration Crude oil and natural gas
production (a project company basis) 128 thousand
barrels/day Crude oil equivalent (FY2016 actual) JX Nippon
Mining and Metals Equity entitled copper mine production 200 thousand tons/year
contained in copper concentrate (FY2016 actual) Refined
copper production capacity 920 thousand tons/year on equity
stake ch 2017*2 Electronic Materials Products with world
No.1 market shares

*1. External sales basis *2 Total of 650,000 tons/year of
Pan Pacific Copper (JX Nippon Mining and Metals having 67.8%
equity stake) and 270,000 tons/year of LS-Nikko Copper (JX
Nippon Mining and Metals having 39.9% equity stake)

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Group Philosop JXTG Group Philosophy (Mission) Harnessing
the Earth(apostrophe)s power for the common good and for the day- to-day life of each individual, we will contribute to
the development of our communities and help to ensure a
vibrant future through creation and innovation in energy,
resources, and materials. (Our Five Core Values)

As a member of the community High ethical standards Based on our core principles of integrity and fairness, we conduct
all of our business activities in accordance with our high
ethical standards Health, safety and environment We give the highest priority to health, safety and environmental
initiatives, which are vital to the well-being of all living things.

Supporting day-to-day life Focus on customers We strive to
meet the expectations and evolving needs of our valued
customers and of society as a whole through the stable
provision of products and services while creating new value
as only we can.

For a vibrant future Taking on challenges Taking changes in
stride, we rise to the challenge of creating new value while seeking innovative solutions for today and tomorrow. Moving
Forward Looking to the future, we continue to grow, both as
individuals and as a company, through the personal and
professional development of each and every employee.

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Position of the Medium-Term Management Plan Realizing the
Group Philosophy o In order to contribute to the development of society and economy and the creation of a sustainable and vigorous future, the Group endeavors to enhance its core
businesses, promote innovation and operate business
globally. o At the same time, the Group will foster human
resources with high ethical standards and willingness to
take on new challenges, who are essential in promoting the
above, to become one of the most prominent and
internationally-competitive comprehensive energy, resources
and materials company groups in Asia. o Position of
Medium-Term Management Plan (FY2017-FY2019) "Execution Plan
for a Drastic Transformation"

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Business Environment Natural resource prices slowly
recovering Crude oil and copper prices $/bbl cent/lb

140 120 100 80 60 40 20 0 500 400 300 200 100 0 2007 2009
2011 2013 2015

Crude oil price (Dubai) : left axis Copper price (LME):
right axis

Domestic petroleum product demand continuously declining
Domestic petroleum product demand Source: METI "Natural
Resources and Energy Statistics" (millions of kl)

250 200 150 100 50 2004 2007 2010 2013

Environment surrounding JXTG Group

Moderate growth continuing in emerging countries (million
B/D) Global crude oil demand Source: BP Statistical Review

50 40 30 20 10 0 1990 2000 2010 2020 2030 Asia Pacific North
America Europe Other

Arrival of IoT society; Other changes in trend

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Basic Policy JXTG Group will promote "management that
focuses on cash flows and capital efficiency" in order to
establish a profit basis and a financial basis adaptable to
changing business environment o Enhancing profitability of
core businesses o Thorough business transformation centered
on energy business o Maximizing and realizing at an early
date synergies of business integration o Optimizing business portfolio o Developing and strengthening businesses that
will be mainstays of the future o Strengthening business
foundation (e.g. Development of management control system,
fostering human resources)

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Management Target Management Target (IFRS) Operating income
(excluding inventory impact) FY2017 350 billion yen FY2018
400 billion yen FY2019 500 billion yen

Free cash flow (Cumulative amount of FY2017?FY2019) 500
billion yen

Net D/E Ratio 0.7 times or lower (capital total basis)

ROE 10% or more

Key Factors (FY2017 = FY2019) Exchange rate: 110 yen/$ Crude price: 50-60 $/bbl Copper price: 250-270 cents/lb

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Enhancing Shareholder Return Shareholder return policy Based on the understanding that return of profits to shareholders
is a material management task, JXTG Group will redistribute
profits by reflecting changes in medium-term consolidated
business results and prospects as a basic policy, while
striving to maintain stable dividends.

Indication of shareholder return in this medium-term
management plan o In order to reflect the effect of business integration positively at an early date, JXTG Group will
pay dividends of 18 yen per share per annum in FY2017,
which is increased by 2 yen. o JXTG Group will aim for
additional shareholder return (dividend increase/acquisition of treasury stock) depending on the degree of progress in
achieving management targets.

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Enhancing Profitability of Core Businesses

Aim to achieve operating income of 500 billion yen in FY2019 by maximizing profitability of core businesses and integration synergies

(In billion yen)



Energy
Oil and natural gas E&P
Metals
Other
179.0
FY 2016
Reversion due to special factors +107.0
Integration synergies +100.0
Petrochemical product market condition -40.0
Improvement in energy cost, etc. +54.0
Oil and natural gas E&P +39.0
Metals upstream +55.0
Metals mid & downstream +10.0
Other -4.0
500.0
FY 2019

Measures to be taken

Energy

- Establishing safe, stable and efficient operation system
- Maximizing and realizing at an early date integration synergies
- Strengthening international competitiveness through thorough streamlining of core businesses

Oil and natural gas E&P

- Thorough selection and concentration
- Ensuring our advantages in identified regions and technologies

Metals

- Improving profitability of the Caserones Copper Mine
- Strategically developing electronic materials business

JXTG Holdings

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Business Strategy by Segment, Energy Business A Leap forward to become one of the most prominent comprehensive energy
companies in Asia through "thorough business transformation"
- Challenge to drastically changing business environment -
1. Maximizing and realizing at an early date integration
synergies; Strengthening international competitiveness
through thorough streamlining of core businesses 2.
Developing and strengthening businesses that will be
mainstays of the future 3. Reinforcing business management
by improving business infrastructure 4. Establishing
efficient administrative division structure

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Business Strategy by Segment, Energy Business

Strengthening competitiveness of core businesses Petroleum
Refining and Marketing; Petrochemical products business
oMaximizing
and realizing at an early date the integration synergies
oEstablishing optimal production and supply system based on
consolidation and elimination of refineries and plants
oOptimizing accommodation and delivery of raw materials and
selection of crude oil oIntegrating various sales systems at an early date oStrengthening competitiveness of the Kawasaki plants oMaximizing profit by utilizing our market presence
in basic petrochemical products

Developing and expanding businesses that will be mainstays
of the future Electricity business oHaving solid track
record of electricity sales oDeveloping electric power with
an eye to an optimal electric power portfolio

High performance materials business oEncouraging
growth of existing businesses and promoting new businesses
oResearch and development in the strategic sector
Lubricant business
oDeveloping and offering high value products
oEstablishing highly profitable structure by optimizing
manufacturing, procurement and distribution Overseas
business oTaking in demands for petroleum products in
Asia-Pacific region (Examining and promoting projects in
Vietnam and Australia)

Reinforcing management control system by improving business
infrastructure oImproving and tightening internal control
oBuilding an integrated core operation system (ERP system)
oReducing cost by optimizing procurement of materials and
services, etc.

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Business Strategy by Segment, Energy Business (Integration
Synergy) (Growth of Synergy Effect Value in Coming Three
Years) (In billions of yen) 100.0 Manufacturing Division
39.0 Supply Division 31.0 Purchase Division 15.0 Other 15.0
FY2019 60.0 FY 2018 23.0 FY2017

(Breakdown of synergies (items/value)) (In billions of
yen) Manufacturing Division Promoting energy saving 16.0
Reducing repair cost 6.0 Streamlining production through
integrated operation in the Kawasaki area 5.0 Other (e.g.
improving equipment yield, expanding export) 12.0

Supply Division Optimization through efforts such as
accommodation of materials, half-finished goods and products among refineries 7.0 Optimizing tanker allocation with fewer port stops and reducing cost by increasing special crude oil processing 7.0 Other (e.g. eliminating and consolidating oil tanks, and adding high value to products) 17.0

Purchase Division Reducing cost by optimizing procurement of materials and services 15.0 Other Other company-wide
streamlining and rationalization (e.g. improving operations
by introducing the ERP system) 15.0

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Business Strategy by Segment, Oil and Natural Gas
Exploration and Production (E and P) Business Oil and
Natural Gas E and P Ensuring thorough selection and
concentration; Establishing a strong structure that can
endure a lower oil price oEnhancing profitability of core
businesses

Regional strategy oAllocating our business resources
preferentially to the regions where we can exercise our
strength (Southeast Asia and Middle East) oMaintaining and
expanding long-term and favorable trust relationships with
countries and regions through operator projects
Technological strategy oAcquiring, developing and utilizing
CO2-EOR technology

Financial strategy oPromoting cost reduction oThorough
selection and concentration oReinvestment within our own
cash flow Establishing a strong structure that can endure a
lower oil price

Adhere to our strength in specific regions and
technological areas Specific regions 43 percent 12 percent
Middle East Southeast Asia FY2019 production by region
(planned)

1000 B/D Sales volume 150 140 130 120 0 FY2016 FY2017 FY2018
FY2019

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Business Strategy by Segment, Metals Business Metals
Strengthening profitability of the Caserones Copper Mine in
Chile and expanding the size of the electronic materials
business

Strengthening profitability of core business Resource
Development (Caserones) oMaintaining high operation rate
oStrengthening competitiveness through thorough cost
reduction thousand tons Caserones Production SX-EW copper
ca-thode Copper concentrate 200 150 100 50 0 2013 2014 2015
2016 2017 2018 2019 Copper smelting oEnsuring safe and
stable operation and strengthening cost competitiveness of
smelters

Electronic Materials oStrengthening profitability of the
existing areas oStrengthening competitiveness by utilizing
IoT and AI Recycling and environmental services
oEstablishing minimum-cost operation structure by pursuing
efficiency Titanium oDeveloping the Saudi project into a
profitable asset at an early date oEstablishing optimal
production structure

Developing and strengthening businesses that will be
mainstays of the future Developing the group of
technology-based businesses (Electronic materials)
oDeveloping markets, strengthening sales, and developing
technologies in anticipation of the arrival of IoT society
oProactively devoting management resources to prospective
areas (Strategically investing in independent development;
proactively utilizing group-held technologies, M and A and
CVC)

Directions of Business Size Expansion Electronic materials
businee Intragroup collaboration CVC (Corporate venture
capital) Independent development M and A

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Creating Cash Flow Cash flow for FY2017-FY2019 (Unit:
billion yen) IN Operating Income 1,250.0 Impact of
application of IFRS Depreciation and Amortization 900.0 Sale of Property 100.0 or more

OUT Free Cash Flow 500.0 Working Capital Taxes and others
650.0 CAPEX 1,100.0

oMaximizing profits, including the integration synergies
oSelecting CAPEX carefully oPromoting sale of property
actively oReducing working capital Improving financial base

Enhancing shareholder return Sale of Property 100.0 or more

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Optimizing Business Portfolio

JXTG Group will reduce investment in upstream businesses and prioritize investment in mid & downstream business and growth business

<CAPEX>



(Unit: billion yen)
Upstream
Mid & downstream
1,328.0
1,360.0
1,000.0
1,100.0
Upstream investment
Strategic investment
Maintenance and others
Impact of application of IFRS
FY2010-FY2012 (Japanese GAAP)
FY2013-FY2015 (Japanese GAAP)
This Medium-Term Management Plan FY2017-FY2019 (Japanese GAAP)
This Medium-Term Management Plan FY2017-FY2019 (IFRS)

Selecting CAPEX carefully

Reducing CAPEX to approximately 70% of investment for the period of FY2013-FY2015 (JX+TG)

Shifting allocation of investment

- **Reducing upstream business to invest in**
- **Allocating investment preferentially to mid & downstream business**

Promoting strategic investments in mid & downstream business

- **Enhancing profitability of core business**
- **Cultivating and strengthening business that will be mainstays of the future**

JXTG Holdings

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Developing and Strengthening Businesses That Will Be Mainstays of the Future

JXTG Group will strive to develop and strengthen businesses that will be mainstays of the future taking advantage of its strengths (network, technologies, infrastructures and others)

Overseas business operation

Taking in demands in Asia-Pacific region
(such as Vietnam and Australia)

Electricity and gas businesses

・Building an optimal power source portfolio or other measures
(such as coke power generation facility in Mizushima Refinery and Muroran Biomass Power Generation)

Technology-based businesses

Developing "group of stable, profitable businesses" steadily taking advantage of strengths of JXTG Group's technologies

Lubricants	Developing and offering high value-added products
Functional materials	Strengthening business base of specialty & performance materials
Electronic materials	Taking in demands for electronic materials that are growing due to the IoT society



Product lines
Primary applications
End-use applications
Sputtering targets for semiconductors
Corson alloy
Copper foil
Connectors
Smartphones
Sputtering targets for magnetic applications
Titanium copper
Phosphor Bronze
Auto-focus camera module
PCs
Sputtering Targets for Flat Panel Displays
InP compound semiconductors
PCBs
Recording media
LSI
Communications infrastructures
Laser diode
CT scan
Electric vehicle
Electronic materials
Further increase in demands in the IoT society and the AI society

JXTG Holdings

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Focusing on Capital Efficiency

JXTG Group will work strengthen profitability through
enhanced ROIC management, and strive to improve efficiency
and turnover ratio of its assets by carefully selecting
capex and taking other measures.

ROE 10% or higher Net D/E Ratio (on a total asset basis)
Less than 0.7 times Profitability - Strengthening
profitability Efficiency/Turnover ratio- Selecting capex
carefully Promoting sale of property Reducing working
capital Leverage - Reducing interest-bearing debt

Enhanced ROIC Management

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Strengthening Business Foundation (such as Developing
Management Control System and Fostering Human Resources)

JXTG Group will construct and strengthen business foundation promptly that supports global business deployment o
Innovating the business process focused on arrival of the
IoT society Utilizing the latest enterprise-wide core IT
system (ERP) o Improving the internal control system and
operate it rigidly Introducing the internal control method
based on global standards o Fostering human resources
Fostering human resources who will realize the improvement
of mid to long-term corporate value o Promoting CSR
management aiming for "compatibility between economic value
and social value" Strengthening efforts for ESG
(environment, society and governance)

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Supplementary Data

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Supplementary Data, Key Factors

FY2016 FY2017 FY2018 FY2019 All segments Exchange rate
[Yen/$] 108 110 110 110 Energy Crude oil price [fiscal year]
[Dubai] [$/B] 46 50 55 60 Oil and Natural Gas E and P Sales
volume (Crude oil equivalent) [1,000 bbl/day] 128 126 138
147 Crude oil price [Brent] [$/B] 49 53 58 63 Metals Copper
price [LME] [fiscal year] [cent/lb] 234 250 260 270 Equity
entitled copper mine production [1,000 tons/period, year]
200 235 247 255 PPC refined copper sales [1,000 tons/period, year] 602 576 625 645 TRCF* sales [1,000 km/month] 5.0 5.4
5.6 5.8 Precision rolled products sales [1,000 tons/month]
4.0 4.0 4.1 4.2 Gold recovery volume by Recycling and
Environmental Services [tons/period, year] 5.6 6.3 6.7 7.3 *
Treated Rolled Copper Foil JXTG Holdings 21 Copyright (c)
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Supplementary Data, Operating Income excl. Inventory
Valuation

FY2016 FY2017 FY2018 FY2019 billion yen billion yen
billion yen billion yen

Operating Income excl. inventory valuation 179.0 350.0 400.0
500.0 Energy Business 155.0 210.0 240.0 300.0 Oil and
Natural Gas E and P Business (47.0) 20.0 50.0 65.0
Metals Business
22.0 44.0 65.0 90.0 Upstream (23.0) 9.0 15.0 30.0
Mid and downstream
45.0 35.0 50.0 60.0 Others 49.0 76.0 45.0 45.0

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Supplementary Data, Sensitivity Analysis oKey Factors
(FY2019) Exchange Rate: 110 Yen/$ Crude Oil FOB: 60 $/bbl
(Dubai Spot) Copper Price: 270 cents/lb

oSensitivity Analysis for FY2019 Operating Income

Key factors Change Segment (billion yen) Impact
Exchange Rate 5 Yen/$ yen depreciation
Energy (in-house fuel costs rise, margin improvement in
petrochemicals, FX rate, etc.) +10.0
Oil and Natural Gas E and P +3.0
Metals (Margin improvement, FX rate) +7.0
Subtotal +20.0
Inventory valuation gain +23.0
Total +43.0

Crude Oil FOB (Dubai spot) +5 $/bbl

Copper Price (LME) +10 (cent)/lb

Energy (in-house fuel costs rise) -4.0
Oil and Natural Gas E and P +17.0
Subtotal +13.0
Inventory valuation gain +44.0
Total +57.0
Metals +6.0
Total +6.0

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Supplementary Data, CAPEX Plan (Unit: billion yen) Total
for 3 years Energy Strategic investments 190.0 Maintenance
and others 370.0 Total 560.0

Oil and Natural Gas E and P Strategic investments 150.0
Maintenance and others 130.0 Total 280.0

Metals Strategic investments 30.0 Maintenance and others
30.0 Total 60.0

Group total Strategic investments 440.0 Maintenance and
others 660.0 Total 1,100.0

Main contents of strategic investments Electric power
development (Muroran Biomass/Coke power generation facility
in Mizushima Refinery)

Expansion of Tangguh LNG , and others

Strengethen technology-based business (electronic materials)

Leveling investment [Investment for each fiscal year]
FY2017 400.0 FY2018 350.0 FY2019 350.0

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